[Company Letterhead]

March	31, 2004

VIA	EDGAR

U.S.	Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:     Sage Mountain LLC (CIK: 0001284791)

  Request for Withdrawal of Form Type: U-1

  Registration No. 070-10219

Ladies	and Gentlemen;

Pursuant to Rule 477 (a) under the Securities Act of 1933, we hereby request the immediate withdrawal of Application-Declaration on Form U-1 for Sage Mountain LLC under the File No. 070-10219 (EDGAR submission type U-1) accepted by the by the Securities and Exchange Commission on March 30, 2004 (Accession Number: 0001193125-04-054006).

An initial Form U-1 (EDGAR submission type U-1) was inadvertently filed. Accordingly, we request an order granting the withdrawal of the Registration Application as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Orlan Johnson, outside counsel to the registrant at (202) 835-7522.

Sincerely,

/s/    Orlan Johnson

Counsel